ProShare Advisors LLC

7501 Wisconsin Avenue

Suite 1000, East Tower

Bethesda, MD 20814-6527

VIA EDGAR AND E-MAIL

October 25, 2013

John M. Ganley, Esq.

Senior Counsel

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	ProShares Trust (File Nos. 333-89822 and 811-21114)

Dear Mr. Ganley:

We are writing to respond to the comments that you communicated to us by telephone on September 27, 2013, relating to Post-Effective Amendment No. 90 under the Securities Act of 1933 and No. 99 under the Investment Company Act of 1940 (the “Post-Effective Amendment”) to the Registration Statement on Form N-1A of ProShares Trust (the “Registrant”), which was filed on May 31, 2013. As you know, the Post-Effective Amendment was filed to add eight new series: ProShares CDS Long North American HY Credit ETF; ProShares CDS Short North American HY Credit ETF; ProShares CDS Long North American IG Credit ETF; ProShares CDS Short North American IG Credit ETF; ProShares CDS Long European HY Credit ETF; ProShares CDS Short European HY Credit ETF; ProShares CDS Long European IG Credit ETF; and ProShares CDS Short European IG Credit ETF (each, a “Fund” and, together, the “Funds”) to the Registration Statement.

For ease of reference, each comment has been restated in italics before our response. Capitalized terms not otherwise defined have the same meanings as those in the Post-Effective Amendment.

1.	Comment: Please explain how and why each Fund’s investment objective is appropriate given that the Funds are actively managed. Seeking long or short exposure to a group of investments sounds more akin to the investment objective of an index fund.

Response: We were advised by Staff from the Division of Investment Management’s Exemptive Applications Office that we could rely on our actively managed ETF relief so long as there was a discretionary (i.e., active) element to the adviser’s management of the Funds. We disclose in the “Principal Investment Strategies” section of the Prospectus that periodically, there are new issuances of indexes upon which the index-based credit default swaps (CDSs) are based. These indexes may include different issuers, provide varying maturity dates, and have different liquidity, valuation and pricing characteristics, all factors which will inform ProShare Advisors’ investment selection process. We believe that, consistent with our conversations with the Staff, this activity is sufficient to constitute active management, notwithstanding the language of the Funds’ respective investment objectives. Thus, it is appropriate for the Funds to rely on the actively managed ETF relief.

2.	Comment: Please move the 80% test standard from the Statutory Prospectus to each Summary Prospectus.

Response: The requested change has been made.

3.	Comment: Please confirm that the Long Funds will be segregating an amount equal to the full notional value of the CDSs. Segregation of full notional value is a Staff position that applies to both single name and index-based CDSs.

Response: The Registrant does not agree that it is necessary to segregate full notional value for index-based CDSs in order to meet Section 18 requirements.

First, the Registrant is unaware of any publicly announced position prescribing the required asset coverage for index-based CDSs (e.g., any Securities and Exchange Commission or Staff releases, letters or interpretive statements on this topic). In fact, the most recent release regarding asset coverage for investment companies investing in index-based CDSs appears to come from the Concept Release on the Use of Derivatives by Investment Companies, which requested comment as to whether CDSs are generally covered by segregating the full notional value of the contract, the “marked-to-market” value of the contract, or some other measure.1 By requesting comment on the topic, the Derivatives Concept Release acknowledges that, currently, there is no established method of asset segregation for CDSs, including index-based CDSs. The Registrant respectfully submits that the imposition of new and heightened regulatory requirements, in the absence of any established method of asset coverage for index-based CDSs, should be appropriately and consistently administered, through an interpretive release or a formal rulemaking process whereby interested members of the industry and observers have the ability to provide meaningful input. It is not appropriate to impose new regulatory requirements through the registration statement comment process on an ad hoc basis. Absent formal guidance, establishing this “requirement” through the disclosure process seems arbitrary and unfounded, and has the effect of constraining advisers without any concomitant shareholder benefit. Until such time as the Derivatives Concept Release results in formal Commission or Staff interpretive guidance, and absent any no-action or interpretive position to the contrary, we urge the Staff to take a risk disclosure-based approach to varying segregation models for these instruments.

Section 18, as relevant here, is designed to ensure that a fund can meet its obligations to third parties in such a way that the fund’s shareholders are protected against the fund operating without adequate assets and reserves.2 Given this policy objective, we understand the rationale for why full notional segregation is required for single name CDSs, given that a default of the underlying issuer could trigger the need for the seller of protection to pay the full amount of the underlying issue. However, with respect to index-based CDSs, the Registrant believes that it is reasonable to segregate amounts that will cover at least the marked-to-market value of index-based CDSs, so long as that amount is no less than the greatest exposure to a single issuer contained in the fund’s index. Unlike single name CDSs, which could trigger one party’s payment of the full notional value of a CDS in response to a credit event of the underlying issuer, index-based CDSs are based on a diversified basket of underlying issuers and are not subject to the payment of full notional value because of a single credit event. In the event that one or multiple issuers defaults, an index-based CDS is not terminated and payment of the full notional value of the swap is not triggered. Instead, one party would pay an amount that is equal to the loss of value on the defaulted issue or issues (after an auction process determining the recovery rate). The defaulted issuers are removed from the index and the swap continues to operate with the remaining issues until the series termination date. The index-based CDSs in which the Long Funds propose to invest are based on underlying indexes that initially include at least 50 issuers that are each equally weighted, significantly limiting the negative impact that any one or even multiple defaults could have on the CDSs. Accordingly, similar to the Staff’s treatment of cash-settled forward and futures contracts,3 a Long Fund should not be required to segregate the full notional value of an index-based CDS, so long as that amount is not less than the value of the largest single issuer constituting the index. The Registrant believes that this approach strikes an appropriate balance between facilitating an efficient use of these derivatives instruments while protecting Fund shareholders against the risks associated with default.

The Registrant confirms that, to the extent that the Long Funds invest in single name CDSs, the Long Funds will segregate the full notional value of those CDSs.

4.	Comment: If these are actively managed funds that are not tracking any particular benchmark, please explain whether the Short Funds need the compounding risk disclosure? Also, do the Short Funds need the disclosure about shareholders actively managing and monitoring their investments?

Response: We confirm that the Short Funds, even though they are actively managed, should have compounding risk disclosure. We do, however, agree that this risk is substantially different for an actively managed fund and have adjusted the disclosure accordingly. Please note that it is a tenet of short investing that one must rebalance periodically and, thus, all short strategies are subject to this phenomenon, although it is not commonly characterized as a risk in active management disclosure.

We have clarified the “Compounding Risk” disclosure for the Short Funds as follows:

[1]	See Use of Derivatives by Investment Companies under the Investment Company Act of 1940, Investment Company Act Rel. No. 29776 (August 31, 2011) (the “Derivatives Concept Release”).
[2]	See id.
[3]	See Report of the Task Force on Investment Company Use of Derivatives and Leverage, Committee on Federal Regulation of Securities, ABA Section of Business Law 14-15 (July 6, 2010) (discussing the Staff’s position requiring only marked-to-market coverage for cash-settled futures and forwards). Similar to cash-settled futures, the index-based CDSs that the Funds propose to invest in are centrally cleared and, as such, have established clearing margin requirements, reducing counterparty risk (and potentially increasing liquidity while diminishing valuation issues). Currently, these clearing margin requirements would require the Long Funds to segregate an amount that exceeds the marked-to-market value of the index-based CDSs.

Compounding Risk — In the course of managing the Fund’s investments, ProShare Advisors will need to periodically adjust the Fund’s holdings in order to maintain investment exposure approximately equivalent to the Fund’s assets. This process entails obtaining additional inverse exposure as the Fund experiences gains, and reducing inverse exposure as the Fund experiences losses. The higher the volatility is in the credit markets, the more such rebalancing can adversely affect the Fund’s performance.

Given the compounding risks associated with the Short Funds, we believe it is prudent to retain the disclosure cautioning shareholders to actively manage and monitor their investments.

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We hope that these responses and revised disclosures adequately address your comments. If you or any other SEC Staff member should have any further comments or questions regarding this filing, please contact me at (240) 497-6539. Thank you for your time and attention to this matter.

Very truly yours,

/s/ Amy R. Doberman

Amy R. Doberman

ProShare Advisors LLC

General Counsel

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